UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Zumiez Inc.

(Exact name of registrant as specified in its charter)

Washington	000-51300	91-1040022
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

4001 204th Street SW, Lynnwood, WA	98036
(Address of principal executive offices)	(Zip Code)

Chris K. Visser (EVP, General Counsel & Secretary) (425) 551-1500

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 — Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 of the Securities Exchange Act of 1934, Zumiez Inc. (the “Company”) has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report for the reporting period January 1, 2013 to December 31, 2013. The Form SD and the associated Conflict Minerals Report are posted and publicly available at the Company’s corporate website: http://ir.zumiez.com

Item 1.02	Exhibit

The Conflict Minerals Report for the calendar year ended December 31, 2013 is filed as Exhibit 1.02 hereto.

Section 2 — Exhibits

Item 2.01	Exhibits

Exhibit 1.02     Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ZUMIEZ INC.

		By:	/s/ Chris K. Visser
		Name:	Chris K. Visser
Date:	June 2, 2014	Title:	Executive Vice President, General Counsel & Secretary